Exhibit 4.10

(Summary)

LEASE

Parties:

JTC Corporation (the “Lessor”)

UNITED MICROELECTRONICS CORPORATION (the “Lessee”)

Leased Premises:

The land containing 83,152 square meters, land located at Pte lot no. A20519/A20519(a) at Pasir Ris Wafer Fab Park, Singapore.

Lease Term:

a. A license for 2 years from 1 April 2001 for you to carry out the necessary construction and installation to set up a factory in accordance with the terms of this offer.

b. A lease of the land and factory building for an initial terms of 30 years with effect from 1 April 2001 and an option for a further term of 30 years subject to:

a.	A minimum investment of S$1,565,000,000.00 on plant and machinery; (Declared P&M Investment)

b.	Develop the land in accordance with the Wafer Fab Parks Planning and Design Guidelines, all within 2 years of 1 April 2001 and compliance with all the other terms and conditions of this offer

Consideration:

From 1 April 2001 to 31 March 2002 the annual license fee/rent will be at the rate of S24.00 per square metre per annum.

On 1 April 2002 and 1 April of every year thereafter until 2006, there shall be an annual fixed license fee/rent increase of 4% over the annual fixed license fee/rent for each immediately preceding year. On 1 April 2006 and 1 April of every year thereafter, the annual license fee/rent will be revised to a rate on the then prevailing market rent but the increase, if any, shall not exceed 5.5% of the annual license fee/rent for each immediately preceding year.

The annual license fee/rent is due and payable quarterly in advance on the 1st day of the months of January, April, July and October in each year, without demand.

Fees, Costs and Expenses:

a. The lessee shall pay stamp duty, survey fees and the cost for the preparation of legal documents.

b. All terms, conditions, stipulations and obligations required under this offer to be performed or observed by lessee shall be done at lessee’s cost and expense, whether expressly stated or not.

c. Originally, the Commissioner of Stamp Duties required the letter of acceptance to be submitted to the Stamp Duty Office for stamping within 14 days. However, with the Minister of Finance’s Off Budget Measures announcement on 29 June 1998, stamping may now be deferred until the Building Agreement is issued.

Amount payable:

Total payable inclusive GST: SGD$129,134.05

Full Terms and Conditions:

The above constitutes the full terms and conditions governing this offer and no terms or representation or otherwise, whether express or implied, shall form part of this offer other than what is contained herein. Any variation, modification, amendment, deletion, addition or otherwise of the terms of this offer shall not be enforceable unless reduced in writing and signed by both parties.

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